Hemmera
An Ausenco Company

Hemmera Envirochem Inc.
18th Floor, 4730 Kingsway
Burnaby, BC V5H 0C6
T: 604.669.0424
F: 604.669.0430
hemmera.com

CONSENT OF QUALIFIED PERSON

February 2, 2021

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Newfoundland & Labrador
PEI Office of The Attorney General
Toronto Stock Exchange

FILED BY SEDAR

I, Scott Weston, P. Geo., consent to the public filing of the technical report titled, *"NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project"* that has an effective date of January 4, 2021 and dated February 2, 2021 the ("**Technical Report**") by SilverCrest Metals Inc. (the "**Company**").

I also consent to any extracts from, or a summary of, the Technical Report in the Company's news release dated February 2, 2021, entitled *"SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project"* (the "**News Release**").

I certify that I have read the news release of the Company dated February 2, 2021 and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: February 2, 2021

"Signed and Sealed"

Scott Weston, P. Geo.